                                                                     EXHIBIT 99

                    THE PANENERGY MEETING-ADDITIONAL MATTERS

                             ELECTION OF DIRECTORS
                                  (Proposal 2)

  The PanEnergy Board consists of twelve directors, ten of whom are nonemployee directors, and two advisory directors, neither of whom is employed by PanEnergy. In accordance with the PanEnergy By-Laws, the directors have been divided into three Classes of approximately equal size, with staggered terms in office. At each PanEnergy Annual Meeting, directors constituting one Class are elected for three-year terms. Each Class is designated by the year in which its current term ends. The members of the 1997 Class of Directors, Paul M. Anderson, William T. Esrey, Ann Maynard Gray and Matthew R. Simmons, have been nominated for re-election at this year's PanEnergy Meeting. If re-elected, they will hold office until the earlier to occur of the Effective Time, the Annual Meeting in the year 2000 or until successors shall have been elected and shall have qualified. The terms of the directors constituting the other two Classes will continue until the earlier of the Effective Time or the terms indicated below.

  The proxy holders named on the proxy card will vote FOR the election of the nominees listed below, unless otherwise instructed on proxy cards that have been signed and returned. If you do not wish your shares to be voted for particular nominees, please identify the exceptions on the proxy card. If any of these nominees should be unable to serve, the proxies will be voted by the proxy holders for the election of such other person as they shall determine, in accordance with their judgment.

Information Regarding Nominees for Election as Directors

1997 Class

Name                Business Experience and Age in 1997
----                -----------------------------------
Paul M. Anderson... Age 52.  Chief Executive Officer of PanEnergy since April 1995, President of PanEnergy since December 1993 and director since December 1992. Executive
                    Vice President of PanEnergy from March 1991 to December 1993. President and
                    Chief Executive Officer of Panhandle Eastern Pipe Line Company ("PEPL") from
                    April 1991 to January 1994, a director of PEPL since 1991, and Chairman of the
                    Board since January 1994. Director of Texas Eastern Transmission Corporation
                    ("TETCO") since April 1991 and Chairman of the Board since January 1994. Vice
                    President, Finance and Chief Financial Officer, Inland Steel Industries, Inc.,
                    1990-91. Director of Temple-Inland, Inc., Kerr-McGee Corporation and of Texas
                    Eastern Products Pipeline Company ("TEPPCO"), a wholly-owned subsidiary of PanEnergy and the general partner of TEPPCO Partners, L.P., a publicly traded master limited partnership.

William T. Esrey... Age 57. Chairman since April 1990 and Chief Executive Officer since April 1985 of Sprint Corporation ("Sprint"), Westwood, Kansas, a diversified telecommunications holding company. President of Sprint from April 1985 to April 1996. Director of
                    PanEnergy since 1985. Director of Sprint, Equitable  Life Assurance Society of the
                    United States, General Mills, Inc. and Everen Capital Corporation.

Ann Maynard Gray... Age 52. Since 1991, President, Diversified Publishing Group of ABC, Inc. (until October 1,
                    1996 known as "Capital Cities/ABC, Inc."), New York, New York, involved in television, radio and publishing, and Corporate Vice President since 1986. Senior Vice President-Finance,
                    ABC Television Network from 1988 to 1991. Director of PanEnergy since 1994. Director of Cyprus
                    Amax Minerals Company.

Name                  Business Experience and Age in 1997
----                  -----------------------------------
Matthew R. Simmons... Age 54. President since 1974, and founder of Simmons & Company
                      International, Houston, Texas, a specialized investment banking firm focusing exclusively on the oil and gas services and equipment industry.
                      Director of PanEnergy since October 1996. Director of United Meridian
                      Corporation.

Information Regarding Directors Continuing in Office

1998 Class

Name                       Business Experience and Age in 1997
----                       -----------------------------------
Charles W. Duncan, Jr. ... Age 71. Engaged in private investments in Houston, Texas, since 1981.
                           Deputy Secretary of the United States Department of Defense, January 1977
                           to August 1979, Secretary of the United States Department of Energy, August
                           1979 until January 1981. Director of PanEnergy since 1990. Director of
                           American Express Company, The Coca-Cola Company, Newfield Exploration
                           Company and United Technologies Corporation.

Harry E. Ekblom........... Age 69. Vice Chairman of A. T. Hudson & Co., Inc., Oradell, New Jersey,
                           a management consulting firm, since 1985, and President of Harry E. Ekblom
                           & Co., Inc., Osterville, Massachusetts, a financial consulting firm, since
                           January 1984. Director of PanEnergy since 1971. Director of Harris & Harris
                           Group, Inc. and The Commercial Bank of New York.

Dennis R. Hendrix......... Age 57. Chairman of the Board of PanEnergy since November 1990 and
                           Chief Executive Officer from November 1990 to April 1995. President of
                           PanEnergy from November 1990 to December 1993. Director of PEPL and
                           TETCO since November 1990, Chairman of the Board from November 1990 to January 1994 and Chief Executive Officer from November 1990 to April
                           1991 of PEPL and TETCO, and President of TETCO from November 1990 to
                           January 1994. Director of TECO Energy, Inc. and TEPPCO.

Ralph S. O'Connor......... Age 71. For more than five years, principally engaged in investments as
                           Chairman and Chief Executive Officer of Ralph S. O'Connor & Associates,
                           Houston, Texas. Director of PanEnergy since 1991.

1999 Class

Name              Business Experience and Age in 1997
----              -----------------------------------
Milton Carroll... Age 47. Chairman, President and Chief Executive Officer of Instrument
                  Products, Inc., Houston, Texas, a manufacturer of oilfield equipment, since
                  1977. Director of PanEnergy since 1993. Director of the Federal Reserve
                  Bank of Dallas, Houston Industries, Inc., Seagull Energy Corporation and
                  Blue Cross Blue Shield of Texas, Inc.

Robert Cizik..... Age 66. Former Chairman, Chief Executive Officer and a Director of
                  Cooper Industries, Inc. ("Cooper"), Houston, Texas, a diversified international manufacturing company, where he served from 1975 to 1996.
                  Director of PanEnergy since 1991. Currently serves as Non-executive
                  Chairman of EASCO, Inc., Gerard, Ohio, which is in the business of aluminum extraction. Director of Temple-Inland, Inc., Harris Corporation,
                  and Air Products and Chemicals, Inc.

Name                    Business Experience and Age in 1997
----                    -----------------------------------
Harold S. Hook......... Age 66. Chairman of American General Corporation ("American
                        General"), Houston, Texas, a diversified financial services organization, for more than five years. Director of PanEnergy since 1978. Director of
                        American General, American General Finance, Inc., Chase Manhattan
                        Corporation, Chase Manhattan Bank, Cooper and Sprint.

Leo E. Linbeck, Jr. ... Age 63. Since 1990, Chairman, President and Chief Executive Officer of
                        Linbeck Corporation, Houston, Texas, a holding company of five construction-related firms, and, since 1975, Chairman, President and Chief
                        Executive Officer of Linbeck Construction Corporation, Houston, Texas, a
                        client-focused organization whose expertise is the planning and building of facilities. Director of PanEnergy since 1986. Director of Daniel Industries,
                        Inc., and a Director and Trustee of thirty-three investment companies managed by John Hancock Advisors, Inc.

                             ADDITIONAL INFORMATION

Board of Directors Retirement Policy

  In January 1996, the PanEnergy Board amended its policy regarding the retirement of nonemployee directors to provide for the retirement of a nonemployee director at the PanEnergy Annual Meeting next following the nonemployee director's seventy-second birthday. Previously, the policy provided that the nonemployee director would retire at the next meeting of the PanEnergy Board following the nonemployee director's seventieth birthday.

Information Regarding Advisory Directors

  In January 1997, the PanEnergy Board elected two advisory directors, Senator Lloyd M. Bentsen and Cortlandt S. Dietler, to their third terms to serve until the earlier to occur of the Effective Time or January 31, 1998. An advisory director has no voting rights but attends meetings of the PanEnergy Board and certain PanEnergy Board committees in an advisory capacity. Information regarding the advisory directors is as follows:

Name                    Business Experience and Age in 1997
----                    -----------------------------------
Lloyd M. Bentsen....... Age 76. Shareholder of the law firm of Verner, Liipfert, Bernhard,
                        McPherson and Hand, Houston, Texas. United States Senator from Texas from 1971 to 1993. Secretary of the Treasury of the United States from
                        January 1993 to December 1994. Advisory director of PanEnergy since
                        January 1995. Director of Continental Airlines, Inc., IVAX Corporation and
                        American International Group, Inc., and Chairman of the Board of New
                        Holland, Ltd., a Dutch company, and a director of Fomento Economico
                        Mexicano SA de CV, a Mexican corporation. As of December 31, 1996,
                        Senator Bentsen owned 8,930 shares of PanEnergy Common Stock.

Cortlandt S. Dietler... Age 76. Chairman, President and Chief Executive Officer since April 1995, of TransMontaigne Oil Corporation, Denver, Colorado, a wholesale marketer, transporter and terminaler of petroleum-derived commodities. Until the
                        December 1994 merger with PanEnergy, Chairman of the Board and Chief
                        Executive Officer of Associated Natural Gas Corporation, Denver, Colorado,
                        a marketer, gatherer and processor of natural gas, for more than five years.
                        Advisory director of PanEnergy since January 1995. Director of Forrest Oil
                        Corporation, Hallador Petroleum Company, Key Production Company, Inc.
                        and Grease Monkey International, Inc. As of December 31, 1996, Mr. Dietler
                        owned 1,322,404 shares of PanEnergy Common Stock, including 6,000 shares owned by Mrs. Dietler, and 3,500 limited partnership units of TEPPCO
                        Partners, L.P.

Meetings of the PanEnergy Board and its Committees

        During 1996, the PanEnergy Board met twelve times. Each director attended at least 75% of the aggregate number of the PanEnergy Board meetings and the meetings of PanEnergy Board committees on which he or she served.

        The PanEnergy Board has six committees, which are the Audit Committee, the Compensation & Organization Committee ("Compensation Committee"), the Committee on Directors, the Executive Committee, the Finance Committee and the Public Responsibilities Committee. With the exception of the Executive Committee, all committees are composed solely of nonemployee directors.

        Mr. Cizik is Chairman, and Ms. Gray and Messrs. Carroll, Hook, O'Connor and Dietler are members, of the Audit Committee. The Audit Committee recommends the appointment of independent auditors and reviews the plan, scope and results of the audit and monitors the fees for audit and other services; reviews the recommendations resulting from such audit and management responses thereto; and reviews PanEnergy's accounting principles, policies, internal accounting controls, and the internal auditing department plans and procedures. The Audit Committee also reviews PanEnergy's annual financial statements and recommends accounting and internal auditing policies which, in the Audit Committee's judgment, should receive the attention of the PanEnergy Board. The Audit Committee met three times in 1996.

        Mr. Duncan is Chairman of the Compensation Committee and Messrs. Cizik, Ekblom, Esrey, Linbeck and O'Connor are members. The Compensation Committee establishes the compensation policies for the Chief Executive Officer and other senior officers; approves the salaries and certain remuneration arrangements of senior officers; recommends the adoption of compensation plans in which officers and certain key employees are eligible to participate; and approves, appoints a subcommittee which approves, or recommends awards pursuant thereto, including bonuses, stock option grants, and other awards. The Compensation Committee acts on management recommendations for the election of officers, recommends the election of a Chief Executive Officer when appropriate, and reviews management succession plans. The Compensation Committee met five times in 1996.

        Mr. Esrey is Chairman of the Committee on Directors and Messrs. Carroll, Cizik, Dietler, Duncan, Ekblom and Hook are members. The Committee on Directors identifies and recommends candidates to fill PanEnergy Board vacancies and considers nominees for election as directors at the Annual Meeting; considers the removal of directors; reviews the PanEnergy Board's retirement policy and policies pertaining to PanEnergy Board membership; advises the PanEnergy Board on matters pertaining to PanEnergy Board tenure and compensation; and considers and makes recommendations pertaining to corporate governance matters. In addition, the Committee on Directors will consider stockholders' suggestions of nominees for director that are submitted in writing to it, in care of the Secretary of PanEnergy. The Committee on Directors met three times in 1995.

        Mr. Hook is Chairman of the Finance Committee and the members are Ms. Gray, Senator Bentsen and Messrs. Duncan, Ekblom and Linbeck. The Finance Committee reviews PanEnergy's financial needs and approves PanEnergy's financing plans, represents the PanEnergy Board in discharging administrative responsibilities with respect to employee benefit plans, reviews the performance of the investment managers of the Retirement Income Plan of Panhandle Eastern Corporation and Participating Affiliates ("Retirement Income Plan"), monitors PanEnergy's risk management activities, and reviews the PanEnergy Board's dividend policy. The Finance Committee met three times in 1996.

        Mr. Linbeck is Chairman, and Senator Bentsen, Messrs. Carroll, Esrey and O'Connor and Ms. Gray are members, of the Public Responsibilities Committee. This committee reviews and considers PanEnergy's policies and practices related to public issues important to PanEnergy and the industry, including: safety; environmental affairs; governmental relations; community relations; employee participation in civic and charitable affairs; civic, charitable, and philanthropic contributions; and equal opportunity policies and programs. The Public Responsibilities Committee met once in 1996.

        Mr. Hendrix is Chairman, and Senator Bentsen and Messrs. Anderson, Carroll, Cizik, Duncan, Hook, Linbeck, O'Connor and Simmons are members, of the Executive Committee, which reviews and, where appropriate, authorizes corporate action with respect to the conduct of the business of PanEnergy between PanEnergy Board meetings. Actions taken by the Executive Committee are regularly submitted to the PanEnergy Board for review and ratification at the next meeting. The Executive Committee did not meet in 1996.

Security Ownership of Management

        As of December 31, 1996, all directors and executive officers of PanEnergy as a group owned beneficially, or had the right to acquire within 60 days of December 31, 1996, under one or more of the 1982 Key Employee Stock Option Plan, as amended (the "1982 Plan"), the 1989 Nonemployee Directors Stock Option Plan (the "1989 Plan"), the 1990 Long Term Incentive Plan (the "1990 LTIP"), and the 1994 Long Term Incentive Plan (the "1994 LTIP"), less than 1% of the presently issued and outstanding PanEnergy Common Stock.

        The following table shows the number of shares of PanEnergy Common Stock beneficially owned as of December 31, 1996, or as to which there was a right to acquire beneficial ownership within 60 days of such date, by each director (other than advisory directors) or nominee for director, each executive officer of PanEnergy named in the Summary Compensation Table ("Named Executive Officers"), and all directors (other than advisory directors) and executive officers of PanEnergy as a group.

                                                                                       Number of      Number of
                                                                                         Shares     Shares Which
                                                                                       Beneficially    May Be
   Name                                                                                 Owned(1)     Acquired(2)
   ----                                                                                ------------ -------------
Paul M. Anderson......................................................................    45,177         290,400
D.H. Anderson.........................................................................    63,910          17,076
Milton Carroll........................................................................       431           7,000
Robert Cizik..........................................................................     1,322           9,000
Charles W. Duncan, Jr. ...............................................................     7,767(3)       10,000
Harry E. Ekblom.......................................................................     4,276(4)       11,000
William T. Esrey......................................................................     2,500          11,000
Ann Maynard Gray......................................................................       500           6,000
James T. Hackett......................................................................    70,582          16,666
Dennis R. Hendrix.....................................................................   341,600              -
Harold S. Hook........................................................................     5,600          11,000
Carl B. King..........................................................................    57,603          17,076
Leo E. Linbeck, Jr....................................................................     1,223          11,000
George L. Mazanec.....................................................................    27,887         276,886
Ralph S. O'Connor.....................................................................    35,908           9,000
Matthew R. Simmons....................................................................     5,000              -
All directors (other than advisory directors), nominees for director, and 12 executive
officers as a group, including those named above......................................   741,769         895,401
------

(1) Included are beneficially owned and undistributed shares of PanEnergy Common Stock held as of December 31, 1996, in the PanEnergy Corp Dividend Reinvestment and Stock Purchase Plan, the Tax Credit Employee Stock Ownership Plan of PanEnergy Corp and Participating Affiliates, shares held as of December 31, 1996, in, and allocable to the individual under, the Employees' Savings Plan of PanEnergy Corp and Participating Affiliates, and, in the case of D.H. Anderson, shares held as of December 31, 1996, in, and allocable to him under, the Retirement Savings Plan of PanEnergy Natural Gas Corporation (formerly known as Associated Natural Gas Corporation).

(2) Shares of PanEnergy Common Stock which the directors or executive officers of PanEnergy have the right to acquire within 60 days of December 31, 1996, pursuant to options outstanding under one or more of the 1982 Plan, the 1989 Plan, the 1990 LTIP and the 1994 LTIP. Nonemployee directors do not participate in the 1982 Plan, the 1990 LTIP or the 1994 LTIP, and employee directors do not participate in the 1989 Plan.

(3) Includes 4,531 shares held by Duncan Investors, Ltd., a partnership in which Mr. Duncan is a general partner.

(4) Includes 2,000 shares held by Mrs. Ekblom.

        Texas Eastern Products Pipeline Company, a wholly-owned subsidiary of PanEnergy, is the general partner of TEPPCO Partners, L.P. ("TEPPCO"), a publicly traded master limited partnership. The following table shows the number of units of limited partnership interests in TEPPCO beneficially owned as of December 31, 1996, or as to which there was a right to acquire beneficial ownership within 60 days of such date, by each director (other than advisory directors) or nominee for director, each of the Named Executive Officers, and all directors and executive officers of PanEnergy as a group. As of December 31, 1996, the percentage of units beneficially owned by all directors (other than advisory directors) and executive officers of PanEnergy as a group did not exceed 1% of the presently issued and outstanding units.

                                                                            Number of   Number of
                                                                              Units    Units Which
                                                                          Beneficially    May Be
     Name                                                                     Owned      Acquired
     ----                                                                 ------------  -----------
Paul M. Anderson.........................................................        2,000          -
D.H. Anderson............................................................           -           -
Milton Carroll...........................................................           -           -
Robert Cizik.............................................................           -           -
Charles W. Duncan, Jr. ..................................................           -           -
Harry E. Ekblom..........................................................           -           -
William T. Esrey.........................................................           -           -
Ann Maynard Gray.........................................................           -           -
James T. Hackett.........................................................           -           -
Dennis R. Hendrix........................................................       14,500          -
Harold S. Hook...........................................................        2,000          -
Carl B. King.............................................................           -           -
Leo E. Linbeck, Jr. .....................................................           -           -
George L. Mazanec........................................................        2,000          -
Ralph S. O'Connor........................................................        1,000          -
Matthew R. Simmons.......................................................           -           -
All directors (other than advisory directors), nominees for director, and
12 executive officers as a group, including those named above............       19,500          -

Security Ownership of Certain Beneficial Owners

  The following table shows the number of shares of PanEnergy Common Stock held by beneficial owners of more than 5% of the PanEnergy Common Stock as of December 31, 1996, and the percentage of the total outstanding shares of PanEnergy Common Stock as of that date.

                                              Number of   Percent of
                                               Shares    Outstanding
Name and Address                            Beneficially    Shares
of Beneficial Owner                             Owned       Owned
-------------------                         ------------ -----------
Sonatrach Petroleum Investment Corp., B.V.
Sloterkade 138D
1058 HM Amsterdam, The Netherlands.........    7,700,000        5.09

Employees' Savings Plan of
PanEnergy Corp and Participating Affiliates
5400 Westheimer Court
Houston, Texas 77056.......................    9,465,386        6.30

        Sonatrach Petroleum Investment Corp., B.V., is a Dutch corporation owned by two stockholders: Sonatrach (the national oil and gas company of Algeria), which owns a 99.9% interest, and Banque Algerienne du Commerce Exterieur ("BACE"), a Swiss bank, which owns a 0.1% interest. The principal executive offices of Sonatrach are located at 10, Rue du Sahara, Hydra, Algiers, Algeria, and the principal executive offices of BACE are located at Schutzengasse 4, Postfach, 8023 Zurich, Switzerland. Sonatrach and BACE are wholly owned by the government of Algeria.

        PanEnergy and Sonatrach, directly and through subsidiaries, are parties to agreements entered into in 1987 providing for the importation of liquefied natural gas ("LNG") over a period of up to 20 years at volumes and prices and upon other terms to be agreed upon from time to time. The agreements provide that if LNG is purchased by PanEnergy from Sonatrach, Sonatrach will receive an f.o.b. payment equal to approximately 63% of the average gross selling price of an equivalent quantity of regasified LNG, with PanEnergy receiving the balance. For the year ended December 31, 1996, payments to Sonatrach under this program for LNG and shipping were approximately $10.8 million.

     Through its Trustee, Northern Trust Company, the Employees' Savings Plan of PanEnergy Corp and Participating Affiliates ("ESP") holds shares of PanEnergy Common Stock for the account of participants, who are employees of PanEnergy and participating affiliates. Generally, the ESP passes through to participants the right to direct the voting of shares of PanEnergy Common Stock allocable to their accounts and to direct the tender of such shares in response to a tender or exchange offer for PanEnergy Common Stock. The ESP is administered by an administrative committee whose members are H. D. Church, Senior Vice President of TETCO; Paul F. Ferguson, Jr., Senior Vice President and Chief Financial Officer of PanEnergy; D. R. Hennig, Vice President of PEPL, TETCO and Trunkline Gas Company ("Trunkline"); Bruce A. Williamson, Vice President of PanEnergy; Theopolis Holeman, Vice President of PEPL; Sandra P. Meyer, Vice President, Treasurer and Controller of PanEnergy; Erik B. Carlson, Senior Vice President and General Counsel of PanEnergy Field Services, Inc.; and P. J. Hester, Vice President and General Counsel of Algonquin Gas Transmission Company. According to its Schedule 13G under the Securities Exchange Act of 1934, dated February 14, 1997, Northern Trust Corporation, the parent holding company of Northern Trust Company and other affiliates, beneficially owned a total of 10,029,449 shares, including those attributable to the ESP. Northern Trust Corporation is located at 50 South LaSalle Street, Chicago, Illinois 60675.


Compensation of Directors

        As employees of PanEnergy, Messrs. Anderson and Hendrix receive no fees for their service as directors, for attendance at PanEnergy Board and committee meetings, or for chairing PanEnergy Board committees. Nonemployee directors and advisory directors receive an annual retainer fee of $30,000, and $1,000 for each PanEnergy Board meeting and each Committee meeting attended. Nonemployee Committee Chairmen receive an additional annual retainer of $4,000. Nonemployee directors and advisory directors are reimbursed for expenses incurred in attending PanEnergy Board and committee meetings.

        In addition to the foregoing, PanEnergy maintains, or formerly maintained, the following plans for nonemployee directors:

        (1) The 1982 Directors' Deferred Compensation Plan permits nonemployee directors to elect, on a year-to-year basis, to defer either 50% or 100% of their directors' fees. As amended in January 1995, the annual interest rate applicable to deferred amounts is equal to Moody's seasoned Baa Corporate Bond Yield Index for the week ending with the final Friday of the previous November, as reported in the Federal Reserve Statistical Release No. 15 or its successor. Amounts accrued are payable either in a lump sum or over a period of 5 or 10 years, as elected by the nonemployee director, commencing on January 15 of the year next succeeding the year in which the nonemployee director either ceases to be a director or upon the attainment of the age the nonemployee director previously elected. For the year ended December 31, 1996, amounts deferred under this Plan and interest accrued relative to such deferrals were $335,880 for the five participating nonemployee directors as a group.

        (2) The 1989 Nonemployee Directors' Stock Option Plan ("1989 Plan") provides for the granting of non-qualified options for the purchase of shares of PanEnergy Common Stock to each nonemployee director. Stock appreciation rights ("SARs") are not permitted. All options are granted at the fair market value of the PanEnergy Common Stock on the date of grant. On May 1, 1989, each nonemployee director was granted an option to purchase 5,000 shares of PanEnergy Common Stock effective on the May 1 next following election to the PanEnergy Board. Additional options to purchase 1,000 shares of PanEnergy Common Stock are granted to each nonemployee director on May 1 of each year, through and including

May 1, 1998. On May 1, 1996, options to purchase a total of 9,000 shares of PanEnergy Common Stock were granted under the 1989 Plan at an exercise price of $32.25 per share. Options granted under the 1989 Plan become exercisable one year from the date of grant and expire on the tenth anniversary of the date of grant. Accordingly, the options granted on May 1, 1996, are not reflected in the first table under the heading "Security Ownership of Management." None of the ten nonemployee directors currently participating in the 1989 Plan exercised options during 1996.

        (3) The Nonemployee Directors' Retirement Plan provides an annual unfunded retirement benefit for each nonemployee director of PanEnergy upon the later to occur of the director's retirement date or the attainment of age 65. A retired nonemployee director with 10 years or more of service on the PanEnergy Board will receive annually for life (a guaranteed minimum of 10 years) an amount equal to 60% of the annual retainer fee in effect on the director's retirement date. For a nonemployee director retiring with less than 10 years of service, the annual benefit accrues at a rate of 6% of the annual retainer fee in effect on the director's retirement date for each year of service, not to exceed a total of 60% of such annual retainer fee. In the event of a "change of control," a nonemployee director will be deemed to have served as such until the earlier of the tenth anniversary of the director's service on the PanEnergy Board or attainment of retirement age. There are also certain pre-retirement supplemental death benefits provided under this plan.

        (4) At the time it was acquired by PanEnergy in 1989, Texas Eastern Corporation ("TEC") maintained an unfunded plan, the TEC Directors' Retirement Plan, which provided an annual benefit payable for 10 years following a nonemployee director's retirement from active service on the TEC Board of directors. Upon the nonemployee director's death following retirement, any unpaid installments will be paid to the named beneficiary. Under this plan, Messrs. Duncan and O'Connor have vested rights to annual benefits for 10 years of $18,000 commencing January 1, 1999.

        (5) The Directors' Deferred Compensation Plan of Panhandle Eastern Corporation ("Nonemployee Directors' Plan") was available until December 31, 1986, to nonemployee directors and permitted deferral of up to 100% of each participating nonemployee director's annual retainer fee. Benefit payment amounts related to retainer fees deferred, to interest accrued at seniority-based rates, and to age at the time of deferral. For the year ended December 31, 1996, interest accrued for the four participating nonemployee directors relative to amounts deferred under the Nonemployee Directors' Plan was $27,848.

Executive Compensation and Other Information

        The following table and notes present the cash and certain other compensation paid or accrued by PanEnergy to or on behalf of PanEnergy's Chief Executive Officer and the other Named Executive Officers as of December 31, 1996, for the years ended December 31, 1996, 1995 and 1994:

                           SUMMARY COMPENSATION TABLE

                                  Annual Compensation        Long Term Compensation
                               ------------------------  ------------------------------
                                                               Awards          Payments
                                                         --------------------- --------
                                                                   Securities
                                                         Restricted Underlying
                                                  Other     Stock    Options/    LTIP     All Other
 Name and Principal             Salary   Bonus   Annual    Amount      SARs     Payouts Compensation
    Position (1)         Year    ($)      ($)   Comp.($)   ($)(2)     (#)(3)      ($)      ($)(4)
--------------------     ----  -------  ------- -------- ---------- ---------- -------- ------------
Paul M. Anderson........ 1996  600,000  615,000       -     806,250     75,000       -       241,233
                         1995  455,417  333,540       -          -          -        -       105,725
                         1994  340,000  191,964       -          -          -        -        69,424

James T. Hackett........ 1996  350,000  442,113       -   2,090,625     50,000       -           622
                         1995       -        -        -          -          -        -            -
                         1994       -        -        -          -          -        -            -

George L. Mazanec....... 1996  388,750  278,558       -          -          -   203,175       80,947
                         1995  372,083  215,259       -          -          -   149,231      126,227
                         1994  340,000  189,414       -          -          -   198,413       97,111

D. H. Anderson.......... 1996  303,500  203,497       -          -          -        -        46,554
                         1995       -        -        -          -          -        -            -
                         1994       -        -        -          -          -        -            -

Carl B. King............ 1996  270,000  202,020       -     112,250     12,000   17,738       83,022
                         1995  261,875  115,689       -          -      20,000   13,028       40,639
                         1994  255,000  135,333       -          -      15,000   64,998       33,714

Fred J. Fowler.......... 1996  260,000  165,122       -     112,250     12,000    7,740       60,090
                         1995       -        -        -          -          -        -            -
                         1994       -        -        -          -          -        -            -
------

(1) Paul M. Anderson is the President and Chief Executive Officer of PanEnergy. Mr. Hackett was elected Executive Vice President of PanEnergy in January 1996. Mr. Mazanec was Vice Chairman of PanEnergy through October 1996, when he resigned as an officer and director of PanEnergy. He remains an employee. D. H. Anderson was elected Group Vice President in April 1996 and is President of PanEnergy Services, Inc. Mr. King is Senior Vice President and General Counsel. Mr. Fowler was elected Group Vice President of PanEnergy in May 1996 and is President of TETCO.

(2) On January 2, 1996, Mr. Hackett was awarded 75,000 shares of restricted stock, the restrictions on which will be removed on 15,000 shares on the business day preceding each of five consecutive anniversaries of his employment. However, restrictions will be removed upon a change in control, which is expected to occur at the Effective Time of the Merger. The value of the 75,000 restricted shares, based on the fair market value of PanEnergy Common Stock as reported on the NYSE Composite Reporting System on January 2, 1996, which was $27.875 per share, was $2,090,625. Based on the December 31, 1996 fair market value of $45.8125 per share, the 75,000 restricted shares would be valued at $3,435,938. On January 24, 1996, 200 executives and management employees were granted 110,700 shares of Performance Vesting Restricted Stock ("PVRS"), including Mr. King and Mr. Fowler who each were granted 4,000 shares, and, in April 1996, Paul M. Anderson was granted 25,000 shares of PVRS. These shares of PVRS vest upon the achievement of certain total stockholder return targets, or, if earlier, upon a change in control, which is expected to occur at the Effective Time of the Merger. Recipients of the January 1996 and April 1996 grants receive dividends payable to holders of record of PanEnergy Common Stock on the PVRS. Based on the fair market value of PanEnergy Common Stock as reported on the NYSE Composite Reporting System on January 24 and April 24, 1996, which was $28.0625 per share and $32.25 per share, respectively, the grant date values of these grants to Mr. King, Mr. Fowler and Paul M. Anderson were $112,250, $112,250 and $806,250, respectively. Based on the December 31, 1996 fair market value of $45.8125 per share, the PVRS would be valued at $183,250, $183,250 and $1,145,313 for Messrs. King, Fowler and Paul M. Anderson, respectively.

(3) In January 1994, 129 executive and management employees, including Mr. King and Mr. Fowler, were granted options to purchase 324,300 shares, together with an equivalent number of EPS Performance Units, and in January 1995, 847,000 options and EPS Performance Units were granted to 178 executives and management employees, including Mr. King and Mr. Fowler. Each EPS Performance Unit creates a credit to an employee's EPS Performance Unit account when earnings per share exceed a threshold, which was $1.50 for the awards made in January 1994 and $1.61 for awards made in January 1995. When earnings for a calendar year (exclusive of certain special items) exceed the threshold, the excess amount is credited to the employee's EPS Performance Unit account. The balance in the account may be used to exercise stock options granted in connection with the EPS Performance Units or will be paid two years after the underlying options expire, usually 10 years from the date of grant. Under the agreements for such stock options, the options may also be exercised by normal means once vesting requirements are met. In January 1996, 147 executive and management employees, including Messrs. Hackett, King and Fowler, were granted options to purchase a total of 374,900 shares and, in April 1996, Paul M. Anderson was granted options to purchase 75,000 shares. Each of these options, which did not include grants of EPS Performance Units, become exercisable in equal installments over three years from the date of grant. However, each will become fully exercisable upon a "change in control," which is expected to occur at the Effective Time of the Merger.

(4) Pursuant to rules on executive and director compensation disclosure adopted by the SEC, all other compensation reported for the last completed fiscal year is required to be identified and quantified in a footnote. Accordingly, amounts reported for 1996 include (a) amounts credited by PanEnergy for the Named Executive Officers under the ESP and under the PanEnergy Corp Key Employees Deferred Compensation Plan ("KED"), an unfunded, defined contribution plan that allows eligible employees, including Messrs. Paul M. Anderson, Mazanec, D. H. Anderson, King and Fowler, to elect deferral of base salary and bonus, and receive matching PanEnergy contributions and interest credits whenever, and to the extent that, their participation in the ESP is limited by provisions of the Code,
    (b) that portion of interest credits on deferred compensation amounts that are considered, pursuant to rules promulgated by the SEC, to be at above-market rates, (c) the value of EPS Performance Units credited to EPS Performance Unit accounts of the Named Executive Officers in 1996, and (d) the imputed value of premiums paid by PanEnergy for insurance on the Named Executive Officers' lives (none of the Named Executive Officers has any cash value rights related to such insurance).

                             Interest
                                at      Value of
                               Above      EPS      Value of
                              Market  Performance Insurance
                     ESP/KED   Rates     Units     Premiums
        Name           ($)      ($)       ($)        ($)
-------------------- ------- -------- ----------- ---------
Paul M. Anderson....  61,614    7,051     169,400     3,168
James T. Hackett....      -        10          -        612
George L. Mazanec...  34,871   30,404          -     15,672
D.H. Anderson.......  23,610        6      21,000     1,938
Carl B. King........  21,179      228      58,800     2,815
Fred J. Fowler......  23,747       75      30,566     5,702

Stock Option/SAR Grants in 1996

        The following table shows all grants of stock options to the Named Executive Officers in 1996. No SARs were granted to any Named Executive Officer in 1996 nor were the exercise prices on stock options previously awarded to any of them amended or adjusted.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                        Grant Date
                                      Individual Grants                    Value
                     -------------------------------------------------- ----------
                       Number of    Percent of
                      securities  total options/                        Grant date
                      underlying   SARs granted  Exercise or              present
                     options/SARs  to employees   base price Expiration  value(2)
        Name          granted(1)  in fiscal year    ($/Sh)      date        ($)
-------------------- ------------ -------------- ----------- ---------- ----------
Paul M. Anderson....     75,000         16        32.2500    4-24-06    636,161
James T. Hackett....     50,000         11        27.8750     1-2-06    366,556
George L. Mazanec...         -           -             -         N/A         -
D.H. Anderson.......         -           -             -         N/A         -
Carl B. King........     12,000          3        28.0625    1-24-05     88,565
Fred J. Fowler......     12,000          3        28.0625    1-24-05     88,565

------
(1) During 1996 the PanEnergy Board granted nonqualified stock options with ten year terms to purchase 459,300 shares of PanEnergy Common Stock to 151 employees, including Messrs. Paul M. Anderson, Hackett, King and Fowler, at exercise prices equal to the fair market value of PanEnergy Common Stock on the dates of grant. The stock options, including those granted to Messrs. Paul M. Anderson, Hackett, King and Fowler, vest in annual increments of one-third commencing one year from the date of grant. However, all unvested options will fully vest and become exercisable upon change in control which is expected to occur at the Effective Time of the Merger.

(2) Grant date present values are based on the Black-Scholes option valuation model. The key input variables used in valuing the options were: risk-free interest rate - 6.28%; dividend yield - 3.48%; stock price volatility - 21.55%; option term - ten years. The Standard and Poor's Compustat Database was used and the volatility variable reflected 36 months of stock price trading data. No adjustments for non-transferability or risk of forfeiture were made. The grant date value is set out for illustrative purposes and, therefore, is not intended to forecast future financial performance or possible future appreciation, if any, in the price of PanEnergy Common Stock.

Exercises of Stock Options in 1996 and Year-End Option Values

        The following table provides information concerning stock options exercised by each of the Named Executive Officers during 1996 and the value of unexercised stock options to the Named Executive Officers as of December 31, 1996. The value realized and the value assigned to each unexercised, "in the money" stock option is based on the positive spread between the exercise price of such stock option and the fair market value ("FMV") of the PanEnergy Common Stock on December 31, 1996, which was $45.8125. The FMV is the average of the high and low prices of a share of PanEnergy Common Stock on that date as reported on the NYSE Composite Transactions Tape. In assessing the value, it should be kept in mind that no matter what theoretical value is placed on a stock option on a particular date, its ultimate value will be dependent on the market value of the underlying stock at a future date. That future value will depend in part on the efforts of the Named Executive Officers to foster the future success of the corporation for the benefit of all stockholders.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR
VALUES

                                                                        Value of
                                                                      Unexercised
                                            Number of Securities      In-the-Money
                        Shares             Underlying Unexercised     Options/SARs
                     Acquired on   Value   Options/SARs at FY-end    at FY-end ($)
                      Exercise    Realized    (#) Exercisable/        Exercisable/
        Name             (#)        ($)        Unexercisable*        Unexercisable
-------------------- ----------- --------- ---------------------- -------------------
Paul M. Anderson....     8,600    222,056      265,400/75,000     6,515,863/1,017,188
James T. Hackett....        -          -             -/50,000               -/876,875
George L. Mazanec...        -          -            276,886/-             6,916,457/-
D.H. Anderson.......   103,125  3,286,602       66,145/16,667       1,343,505/831,267
Carl B. King........    20,161    420,893        8,172/25,334         215,035/535,517
Fred J. Fowler......     3,168     68,623       30,984/22,000         770,864/462,375
------

* Future exercisability of currently unexercisable stock options depends on the grantee remaining employed by PanEnergy throughout the vesting period of the options, subject to provisions applicable at retirement, death or total disability. The unexercisable options vest and become exercisable on the following schedule, although all unvested options will fully vest and become exercisable upon change in control which is expected to occur at the Effective Time of the Merger:

                    P.M. Anderson J.T. Hackett D.H. Anderson C.B. King F.J. Fowler
                    ------------- ------------ ------------- --------- -----------
January 2, 1997....                   16,666
January 24, 1997...                                  16,667     4,000      4,000
January 25, 1997...                                             6,667      5,000
April 24, 1997.....      25,000
January 2, 1998....                   16,667
January 24, 1998...                                             4,000      4,000
January 25, 1998...                                  16,667     6,667      5,000
April 24, 1998.....      25,000
January 2, 1999....                   16,667
January 24, 1999...                                             4,000      4,000
April 24, 1999.....      25,000

Employment Contracts, Termination of Employment, and Change in Control Arrangements

        PanEnergy and Mr. Mazanec entered into a five-year employment agreement in November 1989 which set a minimum base salary of $250,000 per year. In addition to maintaining certain non-qualified retirement benefits to which Mr. Mazanec was entitled as an executive of TEC, the agreement provides Mr. Mazanec a supplemental lump sum cash benefit of $750,000 plus 8% interest compounded semi-annually from November 1, 1989, payable within 30 days of his termination from PanEnergy for any reason. Effective November 1, 1992, PanEnergy and Mr. Mazanec entered into an amendment to the employment agreement, extending the period of employment covered by the agreement through October 31, 1996. On July 19, 1996, Mr. Mazanec and PanEnergy entered into an employment/consulting agreement which defines the terms of his transition to retirement in August 1997. The agreement provides that he will resign as an officer and director of PanEnergy but that, commencing January 1, 1997, he will remain an employee of PanEnergy through August 1997. The agreement further provides that the aforementioned lump sum supplemental benefit of $750,000, plus accumulated interest, calculated to be $558,031, would be paid to Mr. Mazanec on January 2, 1997.

        On March 1, 1991, PanEnergy and Paul M. Anderson entered into an employment agreement, the primary term of which originally was to expire on December 31, 1993. Unless either party serves notice of termination, on December 31 of each year the term is automatically extended for an additional one-year period. On December 31 of each year from 1991 through 1995, the primary term was automatically extended and currently is extended through December 31, 1999. PanEnergy may terminate the agreement for cause, death or disability. Under such circumstances, or if Mr. Anderson terminates the agreement for other than good reason, Mr. Anderson or his estate will be paid base pay and incentive compensation earned for that fraction of the year which he was actually employed. If the agreement is terminated by Mr. Anderson for good reason, or by PanEnergy for reasons other than cause, death or disability, Mr. Anderson will receive in a lump sum the present value of his base pay and incentive compensation projected through the employment period, as well as an extension of welfare plan benefits through the employment period.

        Effective March 1, 1991, Mr. Anderson was awarded 40,000 shares of restricted PanEnergy Common Stock under the terms of the 1990 LTIP. These shares were initially restricted as to the transfer of ownership, with such restriction being removed on 10,000 shares on March 1 of each year, beginning on March 1, 1992, and continuing through March 1, 1995, provided Mr. Anderson remained in the employ of PanEnergy during that period. The restriction would have terminated early as to all of the restricted shares in the event of death or disability, involuntary termination by PanEnergy for any reason other than cause, or change in control of PanEnergy. Mr. Anderson received dividends payable to holders of record of PanEnergy Common Stock on the restricted shares. On November 24, 1996, Duke, PanEnergy and Mr. Anderson entered into an employment agreement, described under the heading "THE MERGER-Interests of Certain Persons in the Merger," which will become effective at the Effective Time.

        The terms of Mr. Hackett's employment were defined in a letter agreement effective January 2, 1996. The terms included a two-year base salary guarantee of $350,000, a minimum annual bonus for the first year of employment of $175,000, a restricted stock grant of 75,000 shares of PanEnergy Common Stock, which vest in equal portions upon the completion of each of the first five years of his employment, and a grant of 50,000 non-qualified stock options, which vest in equal portions over a three-year period. However, upon "change in control" which is expected to occur at the Effective Time, all of the unvested shares of restricted stock and stock options will become fully vested. On November 24, 1996, PanEnergy and Mr. Hackett entered into a new employment agreement, described under the heading "THE MERGER-Interests of Certain Persons in the Merger," which will become effective at the Effective Time.

        In December 1994, in connection with the merger of PanEnergy and Associated Natural Gas Corporation ("ANGC"), PanEnergy assumed and adopted a two-year employment agreement dated October 9, 1994, between D. H. Anderson and ANGC that had been entered into in contemplation of the merger. The agreement provided that D. H. Anderson would receive a minimum annual base salary of $291,500 and a minimum annual bonus of $51,750. Further, the agreement provided that if D. H. Anderson voluntarily terminated employment during the term for any reason or if PanEnergy terminated him for any reason other than cause or if he died or became disabled, he would receive one-half of the base salary and bonus he otherwise would have received through the term of the agreement, but no more than one-half year's base salary and bonus.

        PanEnergy's Executive Severance Program ("Program"), which during 1996 covered three executive officers of PanEnergy, including Mr. King and Mr. Fowler, provides that in the event of a "change in control," as defined in the agreements entered into between PanEnergy and the participants in the Program, such participants will have certain benefits provided to them in the event of the termination of their employment within three years of the effective date of such change in control. Such benefits are provided unless such termination of employment is (i) because of the death or retirement of the participant, (ii) by PanEnergy or its subsidiaries for cause or disability, or (iii) by the participant other than for good reason. Generally, benefits include a lump-sum cash payment equal to two and one-half times the average of the participant's annual compensation for the five years preceding the change in control (including deferred amounts, bonuses and employer contributions to the ESP); cash payment for the participant's account in the ESP; a continuation of various medical, insurance and certain other benefits for a period of two and one-half years, and a lump-sum cash payment, at termination, equal to the present value of the additional retirement benefits the participant would have received as a result of two and one-half years' additional service. The aggregate of each participant's benefits, when combined, will not exceed three times the "base amount" (as defined in the Code). In consideration of these benefits, the participant agrees, in the event a person seeks to effect a change in control, not to leave the employ of PanEnergy, and to continue to render services commensurate with the participant's position, until such person has abandoned or terminated efforts or the change in control has occurred. The participant also agrees to retain in confidence all of the confidential business information of PanEnergy or its subsidiaries known to the participant.

        PanEnergy's Change in Control Severance Pay Plan ("Severance Plan") is available for all employees of PanEnergy and certain of its subsidiaries, except those employees who are covered by agreements under the Executive Severance Program or whose terms and conditions of employment are subject to collective bargaining where there is not in effect a collective bargaining agreement that provides for their Severance Plan participation. The Severance Plan provides a number of severance benefits for eligible employees, which would be triggered by certain specific events occurring subsequent to a change in control of PanEnergy. In addition to the variable cash payments provided for in the Severance Plan, eligible employees and dependents would receive, at no cost to the employee, six months' continuation of medical and dental benefits coverage. As of December 31, 1996, no benefits had been provided under the Severance Plan.

Pension Plan

        PanEnergy's qualified retirement plan provides, with respect to participants employed by certain participating subsidiary companies, benefits, expressed in the form of a single life annuity commencing at normal retirement date (age 65, or, if later, the fifth anniversary of participation in the retirement plan), based on a final average pay benefit formula that, in part, uses final five-year average pay, which considers the regular compensation of the participant, including overtime payments, bonus payments, and some forms of deferred compensation. The retirement plan also provides, on and after January 1, 1996, with respect to participants employed by certain other participating subsidiary companies, benefits, expressed in the form of a cash balance, based on a benefit formula that uses annual regular compensation accruals and interest accruals. In addition to providing certain death benefits, the retirement plan permits participants who meet certain eligibility requirements, some of which necessitate a change in control of PanEnergy, to commence final average pay benefit formula benefit payments as early as age 55 and with less than full actuarial reductions for early commencement.

        Qualified retirement plan benefits may be subject to statutory limitations if the participant receives compensation in excess of a maximum, is covered by other qualified plans, if benefits are paid before Social Security retirement age, if the participant has less than ten years of plan participation, or if benefits are paid in a more valuable form than a single life annuity. When qualified plan benefits are limited by statute, non-qualified plans restore certain benefits for participants covered by the non-qualified plans to a level which would have been available if such statutory limits did not exist.

        The table below shows the estimated annual benefits payable at age 65 under the qualified and non-qualified retirement plans at various levels of final average compensation and assuming various years of benefit accrual service:

                               Pension Plan Table
                             (dollars in thousands)

                 Years of Service
             ------------------------
Remuneration  15   20   25   30   35
------------ ---- ---- ---- ---- ----
$  200...... $ 46 $ 61 $ 77 $ 92 $108
   300......   70   93  117  140  164
   400......   94  125  157  188  220
   500......  118  157  197  236  276
   600......  142  189  237  284  332
   800......  190  253  317  380  444
 1,000......  238  317  397  476  556
 1,200......  286  381  477  572  668

        The years of benefit accrual service for each Named Executive Officer, except Mr. Hendrix who does not participate in the plan, are as follows: Paul M. Anderson, 18; James T. Hackett, 1; George L. Mazanec, 9; D.H. Anderson, 2; Carl
B. King, 6; and Fred J. Fowler, 11. The covered compensation is the sum of the salary and bonus reported in the Summary Compensation Table.

         BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

        The Compensation Committee, which is composed exclusively of nonemployee directors, is responsible for, among other things, PanEnergy's executive compensation programs. The following is the report of the Compensation Committee on compensation policies regarding executive officers and the basis of compensation actions it has taken.

        The objective of PanEnergy's executive compensation programs is to offer compensation opportunities which attract and retain talented executive officers and key employees and which motivate such employees to enhance stockholder value. Base pay, annual incentives and long-term incentives are structured so as to deliver competitive pay opportunities, reward individual performance and encourage executives to manage from the perspective of owners with an equity stake in PanEnergy. The executive compensation programs are intended to provide total compensation (consisting of base salaries, annual cash incentive opportunities and long-term incentive opportunities) that is competitive with the average total compensation offered other executives employed by companies of similar size, complexity and line of business. To determine competitive compensation levels, the Compensation Committee considers data from surveys, proxy statements, independent compensation consultants, and those peer group companies listed in the Stockholder Return Comparison below. The achievement of both corporate and individual annual performance goals determine the payouts from the annual incentive compensation plans in which executive officers and key employees participate. Long-term incentive compensation awards are designed to make a significant portion of total pay directly linked to long-term financial performance and the creation of stockholder value.

Description of the Current Executive Compensation Program

        Base Salaries. Salaries are reviewed annually and established by the Compensation Committee based upon the executive's job responsibilities, level of experience, individual performance and contributions to the business, and competitive data obtained from surveys. At the Compensation Committee's January 1996 and January 1997 meetings, base pay adjustments were approved for certain key employees, including Messrs. Anderson, King, Mazanec and Fowler in 1996 and Messrs. Anderson, King, Hackett and Fowler in 1997, in accordance with these criteria.

        Annual Cash Incentive Opportunities. The Compensation Committee administers the Annual Cash Bonus Plan ("ACBP") which permits the granting of cash incentive compensation awards. The ACBP requires the Compensation Committee annually to establish administrative guidelines to define employees who are entitled to earn an incentive award, what performance is required to earn it, and how much may be earned. Guidelines effective for 1996 called for the Chief Executive Officer to recommend, and the Compensation Committee to approve, an annual bonus opportunity for each participant. This bonus opportunity, or "target," is expressed as a percentage of base salary and is determined by the Compensation Committee's judgment of the direct or indirect impact each individual could have on PanEnergy's performance, as measured by earnings before interest and taxes ("EBIT") and earnings per share. Depending upon performance, participants could receive up to 162.5% of the bonus target. Of the twelve executive officers of PanEnergy in 1996, ten were participants in the ACBP.

        Each of the executive officers, in consultation with the Chief Executive Officer, established six to ten specific personal objectives, which were primarily directed toward development of new services, market expansion, cost control, increasing returns on capital employed and advancing PanEnergy's nonjurisdictional business segments. Fifty percent of each executive officer's 1996 bonus was determined by the degree to which, in the opinion of the Chief Executive Officer and the Compensation Committee, the executive officer achieved his or her personal objectives. Further, PanEnergy and the jurisdictional and nonjurisdictional business units established EBIT objectives. If either the jurisdictional or nonjurisdictional business units failed to reach a minimum level of earnings established in the guidelines or if PanEnergy failed to achieve a threshold earnings per share level, the executive officer would receive no compensation for the portion of the bonus contingent upon that performance measure. In 1996, performance on all financial measures exceeded target, and all but one participating executive officer scored in excess of 100% on personal objectives.

        Long-Term Incentive Opportunities. Through the 1990 LTIP and 1994 LTIP, which were approved by the stockholders in April 1990 and 1994, respectively, the Compensation Committee has the flexibility to structure long-term awards to meet particular business needs. To date, four types of awards have been made under the 1990 LTIP and three types of awards have been made under the 1994 LTIP.

1990 LTIP

        Restricted Stock. Mr. Anderson received a grant of 40,000 shares of stock in 1991, restricted as to transferability, which vested in four equal installments on the first through fourth anniversaries of the grant date. In January 1996, an award of 75,000 shares of restricted stock was granted to Mr. Hackett. The terms of Mr. Hackett's award provide that transferability restrictions will be removed on 15,000 shares on the business day preceding each of five consecutive anniversaries of his employment. However, such restrictions will be removed upon change in control which is expected to occur at the Effective Time of the Merger.

        Conditional Stock. This form of award was employed in November 1990 and January and April 1991 when PanEnergy's management team was being assembled following the merger of PanEnergy and Texas Eastern Corporation and in conjunction with PanEnergy's reorganization into distinct business units. The awards, made to grantees that included Messrs. Mazanec, King and Fowler as well as other officers of PanEnergy, were for the purpose of focusing the recipients' attention on long-term objectives by adding, through the ownership of PanEnergy Common Stock, a meaningful long-term incentive opportunity. The November 1990 and January 1991 conditional stock awards vested and were distributed in four scheduled annual installments ending in 1994. The April 1991 conditional stock awards vest and are distributed in scheduled annual installments over a six-year term. Recipients of conditional stock awards are paid dividend equivalents in cash on unvested, undistributed shares. These awards were designed for a unique purpose and time, and the Compensation Committee has no plans to make additional conditional stock awards.

        Stock Options. Stock options have been granted to executive officers and others by the Compensation Committee at various times since the inception of the 1990 LTIP, as a vehicle for providing long-term incentive opportunities to executive officers. The number of stock options granted was determined through a process which, first, utilized survey data to determine the annualized value of long-term incentive grants made to other executives and management employees in PanEnergy's compensation data base ("target value"). Next, the Black-Scholes stock option pricing model was used to calculate a ratio which, when multiplied by the exercise price of an option, produced an expected present value of the option. Finally, the number of options required to make a competitive long-term grant was calculated by dividing the target value by the expected present value of a single option plus the expected present value of an EPS Performance Unit (described below), if an EPS Performance Unit was granted in connection with an option. The result of this equation, expressed as a number of options, could be adjusted by the Compensation Committee depending upon the recipient's individual performance, the size of stock option grants awarded the recipient in the past, and expectations of future contributions. No options have been granted under the 1990 LTIP since January 1994, when 129 executive and management employees, including Mr. King and Mr. Fowler, were granted options to purchase 324,300 shares.

        EPS Performance Units. The Compensation Committee granted EPS Performance Units in conjunction with stock options to further encourage stock ownership by executive officers and key employees and to strengthen the linkage among financial performance, stockholder return and long-term incentives. Beginning in 1991 and ending with grants made in 1995 under the 1994 LTIP, one EPS Performance Unit was granted in conjunction with each option awarded. Each EPS Performance Unit creates a credit to the grantee's EPS Performance Unit account when PanEnergy's earnings per share have exceeded a threshold established by the Compensation Committee based on earnings per share for the year preceding the grant date. When earnings for a calendar year, exclusive of certain special items, exceed the threshold, the excess amount is credited to the grantee's EPS Performance Unit account. The balance in the account may be used to exercise stock options granted in connection with the EPS Performance Units or will be paid to the grantee, without interest, two years after the underlying options expire, usually ten years from the date of grant. Options may also be exercised by normal means once vesting requirements are met.

1994 LTIP

        Stock Options. In January 1995, 178 executive and management employees were granted options under the 1994 LTIP to purchase 847,000 shares. In June 1995, 36 executive and management employees were granted options to purchase 58,350 shares, and, in July 1995, one executive was granted an award of 5,000 shares. In January 1996, 146 executives and key employees were awarded options to purchase 324,900 shares. In April 1996, Mr. Anderson was awarded an option to purchase 75,000 shares. In January 1997, 240 executives and key employees, including Messrs. Anderson, Hackett, King and Fowler, were awarded options to purchase 340,500 shares. The method used to determine the number of stock options granted and the present value of the options was the same as described for stock option grants under the 1990 LTIP. All stock option award agreements, except those related to the January 1997 awards, contain provisions that result in vesting upon change in control, which is expected to occur at the Effective Time of the Merger.

        EPS Performance Units. The Compensation Committee granted to each participant who received a 1995 stock option grant, a number of EPS Performance Units equal to the number of stock options granted. The threshold for calculating credit to the grantee's EPS Performance Unit account was $1.61 per share for these grants. No EPS units were awarded in connection with the January 1996, April 1996 or January 1997 grants.

        Performance-Vested Restricted Stock. At its January 1996 meeting, the Compensation Committee elected to replace EPS Performance Units by awarding grants of performance-vested restricted stock ("PVRS") totalling 110,700 shares to 200 executive and key employees. In April 1996, the Compensation Committee granted PVRS totalling 25,000 shares to Mr. Anderson and, in October 1996, the Compensation Committee awarded two employees PVRS totalling 3,000 shares. In January 1997, the Compensation Committee granted PVRS totalling 110,400 shares to 172 executives and key employees, including Messrs. Anderson, Hackett, King and Fowler. With the assistance of an outside compensation consultant, the Compensation Committee determined how many shares of PVRS in addition to stock options granted to any employee would have a combined value which approximates a competitive long-term incentive grant. The Compensation Committee believes that shares of PVRS establish an opportunity for increased share ownership and dividend income by executive management and key employees and encourages management decision making from the perspective of an investor in PanEnergy.

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        With the exception of the October 1996 awards, the terms of the PVRS awards granted in 1996 and 1997 provide that one-sixth of the shares awarded any participant will vest when total stockholder return, measured from the grant date, equals or exceeds 15%. Another one-third of the award will vest when total stockholder return measured from the grant date equals or exceeds 30%, and the final one-half of the award will vest when total stockholder return equals or exceeds 45%. Total stockholder return is defined as accumulated dividends plus market appreciation of PanEnergy Common Stock when measured over a ten consecutive trading day period. No shares granted in 1996 may vest before the first anniversary of the award unless there is a change in control. Shares granted in 1997 contain no change-in-control vesting provisions. If the stockholder return targets are not met and the PVRS awards do not vest within five years, the awards will be forfeited. The October 1996 awards will vest only upon the completion of an international project within certain parameters relating to schedule and budget.

Compensation of the Chief Executive Officer

        At its January 1997 meeting, the Compensation Committee received an analysis by the compensation consultants of total compensation opportunities available to CEO's in the competitive marketplace. The consultants advised that the appropriate salary range for the CEO is $608,000 to $912,000 with a mid-point of $760,000. After considering this, the Compensation Committee adjusted Mr. Anderson's salary to $700,000 annually. The results of the consultants' study also indicated that a target bonus opportunity for the CEO should be 70% of base pay in 1997. Accordingly, the Compensation Committee established Mr. Anderson's bonus opportunity at 70% of base pay.

        The Compensation Committee also reviewed Mr. Anderson's personal objectives, established in early 1996, and his performance on each, and discussed the bonus to be paid to Mr. Anderson pursuant to the 1996 ACBP. His objectives included: (1) achieving a management/Board of Directors consensus on PanEnergy's strategic direction, (2) positioning the pipelines to achieve maximum value and competitive position, (3) advancing interfuel opportunities,
(4) continuing to broaden the activity base of PanEnergy and (5) continuing to advance a smooth transition to the next generation of management organization structure. After thorough discussion, the Compensation Committee awarded Mr. Anderson the bonus indicated in the Summary Compensation Table.

        Section 162(m) of the Code imposes a limitation on the deductibility from income tax by PanEnergy on annual compensation in excess of $1 million paid to certain employees, generally, the Chief Executive Officer and the four other highest compensated employees. The Compensation Committee intends to structure compensation that rewards performance while preserving maximum deductibility of all compensation awards. It is not anticipated that compensation realized by any executive officer under programs now in effect will, in the immediate future, result in a material loss of tax deductions.

                  The Compensation and Organization Committee

Charles W. Duncan, Jr., Chairman
William T. Esrey
Robert Cizik
Leo E. Linbeck, Jr.
Harry E. Ekblom
Ralph S. O'Connor

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